SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of May 2008

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

AIR TRAFFIC
CHAOS

Today, 30
th
 May
 2008
, Italian Air Traffic Control are on strike once again. This is the eight
h

time since January 200
7
 that Italian Air Traffic Controllers have gone on strike, disrupting the business and holiday plans of millions of passengers.

Similarly, French Air Traffic Control have gone on strike
seven
times since
January
200
7
. Between them
,
 the
French and
 Italian air traffic control average a strike every
five
weeks. It is
a
disgrace that these State
monopolies

should be permitted to sabotage European aviation, while at the same time the Governments
,
 which own them impose unjustified penalties on the airlines who are the victims of this State sponsored anarchy.

Other Air Traffic Control providers
might
as well have been on strike
,
 given the level of inexcusable
"
staff shortages
"
 in UK ATC (NATS) and the Danish ATC (
NAVIAIR
) over the past week, or
earlier this year in
Irish Air Traffic Control
,
 where controllers
tried to
h
o
ld the country to ransom
by
seeking
a 15% pay rise to their €142K
benefits
, simply to be available for requests for overtime.

The same pattern is repeated every year.
Government m
onopoly ATC providers fail to control either their costs or their staff and allow restrictive work practices to ha ndicap recruitment and training. This inevitably leads
to
long delays
throughout the Summer
. During the quieter
Winter
 months these
 monopolies claim that
all
problem
s
 ha
ve
 been fixed until
, of course, they are
repeated the following year.

Speaking today, Ryanair's Director of Flight & Ground Operations, David O'Brien said:

"
Ryanair passengers enjoy the best service in Europe - the lowest fares, best punctuality and fewest lost bags. It is an outrage that monopoly ATC providers should be permitted to sabotage the
travel plans of

millions
 of passengers
every Summer
,

while

increas
ing
 the
ir charges at the same time.

"
EU Governments
ha
ve
 failed abysmally to protect
passengers
from the service failures of these over priced monopolies. Instead of taking on the difficult task of challenging over priced, national
monopolies, the EU has instead wasted time and money
o
n meaningless PR stunts
 such as their ill advised EU261
regulation.
  Ryanair, on behalf of our 60 million passengers, calls on the E
U
 Commission to:

•

Require
monopoly ATC suppliers
to compensate passengers
for
flight delays
. There is no acceptable excuse for the collapse in Air Traffic Control performance which
occur
s

at the beginning of every Summer,
 and which is
now being
repeated this Summer
.

•
    Prohibit ATC providers from recovering
lost
income lost
due
to strikes
or service failures
by
increased
levies on airlines and passengers in subsequent years.

•

Allow
competi
tion into EU Air Traffic C
ontrol in order to eliminate the scandal of strikes, delays and service failures which blight European aviation and disrupt the lives of millions of EU passengers.

Ends
.

    Friday, 30
th
 May 2008

For reference:

    Lorna Farren - Ryanair
    Pauline McAlester - Murray Consultants

                     Tel: +353-1-8121271

 Tel: +353-1-4980300

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                                                                                                       RYANAIR HOLDINGS PLC

Date:  30 May, 2008

                                                                                                                        By:___/s/ James Callaghan____

                                                                                                                        James Callaghan
                                                                                                                        Company Secretary & Finance Director